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                                                                   Exhibit 99.1

                      F O R  I M M E D I A T E  R E L E A S E


COMPANY CONTACT:    EDSON R. ARNEAULT, PRESIDENT
                    (304) 387-2400


               MTR GAMING GROUP PURCHASES TWO NEVADA GAMING PROPERTIES

                 --   CHEYENNE HOTEL & CASINO FOR $5.5 MILLION
                      TO BE RENAMED "SPEEDWAY HOTEL & CASINO" --

                 --   RENO RAMADA FOR $8 MILLION
                      TO BE RENAMED "SPEAKEASY HOTEL & CASINO" --


     Chester, West Virginia, May 7, 1998 -- MTR Gaming Group, Inc. (NASDAQ:
MNTG) announced that on May 5, through its newly formed, wholly owned subsidiaries, Speakeasy Gaming of Las Vegas, Inc. and Speakeasy Gaming of Reno, Inc., it closed the purchase of two hotel/gaming properties in Nevada: the Cheyenne Hotel & Casino in North Las Vegas for $5.5 million and the Reno Ramada in Reno for $8 million, respectively. Both transactions were asset purchases for cash, and both properties are qualified for unrestricted casino gaming upon licensing of a casino operator pursuant to "grandfather" provisions of applicable state and municipal laws. The Company expects to apply for gaming approval and intends to lease the gaming area to a licensed casino operator. The Company also plans to pursue franchise agreements for both properties with Ramada Franchise Systems, Inc.

THE CHEYENNE HOTEL & CASINO, NORTH LAS VEGAS, NEVADA

     The Company purchased the Cheyenne Hotel & Casino from Banter, Inc. for $5.5 million. The Cheyenne is a 131-room hotel consisting of one two-story building and one three-story building located at 3227 Civic Center Drive in North Las Vegas at the intersection of Cheyenne Avenue and Interstate 15. I-15 is a major interstate freeway, which extends north into Utah and south into the Los Angeles Basin. The Property is approximately five miles from the Las Vegas Motor Speedway and three miles from Nellis Air Force Base.
The hotel has a bar, restaurant, and swimming pool as well as parking for
approximately 172 cars.   The prior owners had operated 25 slot machines at
the hotel's bar and had commenced construction of an 18,000 square foot addition including a 10,000 square foot casino, which the Company intends to complete. The Company's plan for the casino calls for 350 slot machines,
three blackjack tables, one roulette wheel, and one craps table.   The
Company plans to implement a motor racing theme for the casino in an effort to accommodate patrons of the nearby Las Vegas Motor Speedway. The Company estimates that the cost of construction of the casino and renovation of some of the hotel rooms will be approximately $2 million. The Company expects to complete construction within the next 120 days and will rename the project the "Speedway Hotel & Casino".

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THE RENO RAMADA HOTEL, RENO, NEVADA

     The Company purchased the Reno Ramada Hotel from Reno Hotel LLC, an affiliate of the Company's lender, for $8 million. The Reno property has a total of 262 hotel rooms, 236 of which are located in an eleven story tower and 26 of which are in a separate three-story structure. The property is located at 6th and Lake Streets in Reno and has parking for approximately 238 cars. The tower also has a restaurant, a deli and two bars. The Reno property has an 8000 square foot casino area and a small convention facility. The property recently underwent renovations of approximately $4 million. The Company's development plans for the casino at the Reno property likewise call for 350 slot machines, three blackjack tables, a roulette wheel, and a craps table. The Reno casino's theme will be similar to the Speakeasy concept in place at the Company's Mountaineer Racetrack & Gaming Resort in West Virginia. The Company also plans to spend approximately $500,000 on renovations of the hotel and expansion of the capacity of the convention facility and will rename the project the "Speakeasy Hotel & Casino".

OPERATION OF THE PROPERTIES/GAMING LICENSING

     The Company and its newly formed subsidiaries intend to apply as soon as practicable to the authorities in the State of Nevada for all necessary permits and licenses required for the Company to operate casinos at the two properties. The Company is advised, however, that the licensing process may take approximately one year to complete and that there can be no assurances that the Company will obtain the necessary approvals. Until the Company obtains these approvals, it will not be permitted to conduct gaming or participate in any gaming revenues generated at the properties. In the interim, the Company will operate the hotels and restaurants and lease the casino area to an independent, licensed casino operator as permitted by Nevada law.

     The Company anticipates that Speakeasy Vegas will immediately hire approximately twenty-five new employees at the Cheyenne property and that Speakeasy Reno will hire approximately forty new employees at the Reno property. The Company has engaged Bruce E. Dewing to oversee the operation of the two Nevada properties as well as to assist the Company in the licensing process. Mr. Dewing has more than twenty years experience in upper level management of hotels and casinos and holds a non-restricted gaming license in the State of Nevada. Most recently, Mr. Dewing was President and CEO of the Ormsby House Hotel/Casino, a 200-room hotel with three restaurants and full service casino with entertainment in Carson City, Nevada. From 1981-1994, Mr. Dewing served variously as Vice President/Operations, General Manager/Chief Marketing Officer/Director of the Sands Regency Hotel & Casino in Reno, Nevada. He was responsible for management of the Sands Regency's 1,000 hotel rooms and supervised 950 employees and twenty-five departments.

FINANCING OF THE ACQUISITIONS

     The Company financed the acquisitions through its cash on hand and additional borrowings from its existing lender, Madeleine LLC. Pursuant to a Third Amended and Restated Term Loan Agreement entered as of April 30, 1998 by Mountaineer Park, Inc., Speakeasy Gaming of Las Vegas, Inc., and Speakeasy

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Gaming of Reno, Inc. jointly and severally as borrowers, the Company as guarantor, and Madeleine LLC as lender, the Company increased its borrowings (previously the principal sum of $21,476,500) by (i) $8 million, representing the full purchase price of the Reno Ramada Hotel; (ii) $3,765,000 toward the purchase of the Cheyenne Hotel & Casino; and (iii) $150,000 in lender's fees. The Company expended approximately $2 million of its cash reserves for the balance of the purchase price of the Cheyenne property and closing costs and expenses of the transactions. The loan amendment also provides a construction line of credit of up to $1.7 million for the Cheyenne property and increases Mountaineer's line of credit by $5 million (up to $1.5 million of which may be used for improvements at the Nevada properties). The loans, as well as any draws against the lines of credit, continue to be for a term ending July 2, 2001 with monthly payments of interest only at the rate of 13% per year with all principal becoming due at the end of the term. The loans likewise remain secured by substantially all of the assets of Mountaineer and now Speakeasy Vegas and Speakeasy Reno and are unconditionally guaranteed by the Company. The call premium applicable to prepayment of the loans (5% until July 2, 1998, 3% between July 3, 1998 and July 2, 1999, 2% from July 3, 1999 until July2, 2000, and 1% from July 3, 2000 until the end of the term), however, does not apply to the $11.8 million borrowed for the acquisitions or draws on the $1.7 million Cheyenne construction line of credit.

     Commenting on the acquisitions, MTR Gaming Group's president, Ted Arneault, explained that, "These acquisitions present a number of opportunities for our Company and are consistent with our long term growth strategy of identifying entertainment facilities, coupled with gaming, in niche markets in which we cater to the small to mid-level player.

     "Focusing on properties that have not been aggressively marketed and where the gaming potential has not been fully utilized has allowed us to acquire these properties at attractive prices and thus enter two additional gaming markets for a relatively modest investment and without dilution. The Cheyenne Hotel & Casino is an opportunity to expand gaming in the North Las Vegas market, which enjoyed a healthy 24% increase in gaming revenues during February of 1998 versus 1997. The Reno property allows us to replicate our Speakeasy concept that has been so successful in West Virginia.

     "We also view these properties as an opportunity for cross marketing with Mountaineer, enhanced purchasing power, and enhanced ability to attract various forms of entertainment to all of our properties.

     "We look forward to working with state and local government in Nevada as well as the residents of the communities we are now entering to build our infrastructure and management team and to make these properties successful. These are long-term projects that we believe will ultimately prove beneficial to our communities, our employees, and our shareholders."

     MTR Gaming Group, Inc., a West Virginia based corporation, through subsidiaries, owns and operates the Mountaineer Racetrack and Gaming Resort in Chester, West Virginia and has just acquired the Cheyenne Hotel & Casino in North Las Vegas, Nevada, and the Reno Ramada Hotel in Reno, Nevada as described above. The Mountaineer complex currently encompasses a thoroughbred racetrack, including off track betting, 1000 video lottery terminals, a 101 room hotel,


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nine hole executive golf course, fine dining and entertainment, the Speakeasy
Gaming Saloon, Big Al's Deli, the Gatsby Lounge, and the Hollywood Knights
Saloon.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S PLANS FOR CONSTRUCTION OF IMPROVEMENTS AS WELL AS ITS ESTIMATES OF THE TIME AND EXPENSE INVOLVED IN SUCH CONSTRUCTION AT ITS RECENTLY ACQUIRED HOTEL PROPERTIES; THE ENTERING OF FRANCHISE AGREEMENTS; LICENSING, OPERATION, AND CONFIGURATION OF GAMING FACILITIES AT THE NEVADA PROPERTIES; AND THE LONG-TERM PROSPECTS FOR THE SUCCESSFUL OPERATION OF THE ACQUIRED PROPERTIES. SUCH STATEMENTS ARE BASED ON THE COMPANY'S CURRENT PLANS AND EXPECTATIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY BASED UPON A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO WEATHER CONDITIONS, INABILITY TO OBTAIN GAMING LICENSES IN THE STATE OF NEVADA, COMPETITION, GENERAL ECONOMIC CONDITIONS AFFECTING THE RESORT BUSINESS, DEPENDENCE UPON KEY PERSONNEL, AND OTHER FACTORS DESCRIBED IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


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